SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

BIGLARI HOLDINGS INC.

(Name of Subject Company (Issuer))

THE LION FUND II, L.P.

(Name of Filing Person (Offeror and Affiliate of Issuer))

Common stock, stated value $0.50 per share

(Title of Class of Securities)

857873103

(CUSIP Number of Class of Securities)

Sardar Biglari

Chairman and Chief Executive Officer

Biglari Capital Corp., General Partner of The Lion Fund II, L.P.

17802 IH 10 West, Suite 400

San Antonio, Texas 78257

Telephone: (210) 344-3400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Edward S. Horton, Esq.

Seward & Kissel LLP

One Battery Park Plaza

New York, NY 10004

(212) 574-1200

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee:
$241,500,000	$28,062.30

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the $420.00 per share tender offer purchase price by 575,000, the maximum number of shares of common stock to be purchased in the offer. The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to a Tender Offer (as defined herein) by The Lion Fund II, L.P., a Delaware limited partnership (the “Offeror”), to purchase up to 575,000 of the outstanding shares of common stock, $0.50 par value (the “Common Stock”) of Biglari Holdings Inc. (the “Company”), an Indiana corporation (the “Shares”), at a price of $420.00 per share, net to the seller in cash without interest and subject to any withholding taxes required by applicable law, on the terms and subject to the conditions set forth in the Offer to Purchase dated as of the date hereof (the “Offer to Purchase”) and in the related Letter of Transmittal and Important Instructions and Information (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively. The Offeror is an affiliate of the Company, as described below. This Tender Offer Statement on Schedule TO (including exhibits) is intended to satisfy the reporting requirements of Rules 14d-1 under the Securities Exchange Act of 1934, as amended.

Copies of the Offer to Purchase, the related Letter of Transmittal and Important Instructions and Information, and certain other relevant documents are filed as exhibits hereto. The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO, except those items as to which information is specifically provided therein.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Schedule TO relates is Biglari Holdings Inc., an Indiana corporation. The address of the Company’s principal executive offices is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257. The Company’s telephone number is (210) 344-3400. The information set forth in Section 9 (“Information about Us and the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The principal market on which the Shares are traded is the New York Stock Exchange. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 7 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a-c) Name, Address, Business and Background. The Filing Person for this Schedule TO is The Lion Fund II, L.P., a Delaware private investment limited partnership, and an affiliate of the Company by virtue of its relationship to the Company’s Chairman of the Board of Directors and Chief Executive Officer, Mr. Sardar Biglari (“Mr. Biglari”). The Company and its wholly owned subsidiary, Steak n Shake Operations, Inc., own 94.4% of The Lion Fund II, L.P.’s outstanding limited partner interests. Mr. Biglari owns 100% of the interests in Biglari Capital Corp. (“Biglari Capital Corp.”), which is the general partner of The Lion Fund II, L.P. Mr. Biglari and his affiliates beneficially own and control the voting and investment authority over 405,707 shares of Common Stock. The address of Mr. Biglari, The Lion Fund II, L.P. and Biglari Capital Corp. is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257 and their telephone number is (210) 344-3400. Mr. Biglari is a citizen of the United States of America.

Neither Mr. Biglari, The Lion Fund II, L.P. nor Biglari Capital Corp. has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and was not a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(d) Tender offer. The Shares subject to the Offer consist of up to 575,000 of the outstanding shares of Common Stock, at a price of $420.00 per share, net to the seller in cash without interest and subject to any withholding taxes required by applicable law, on the terms and subject to the conditions of the Offer. As of June 3, 2015, there were 2,065,608 shares of Common Stock issued and outstanding, of which 405,707 shares of Common Stock were and currently are owned by either the Offeror or its officers, directors or affiliates.

The information set forth in Section 9 (“Information about Us and the Company”) and Section 15 (“Material Agreements”) in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

•	“Summary Term Sheet”

•	“Forward-Looking Statements”

•	“Introduction”

•	Section 1 (“Number of Shares; Purchase Price; Proration”)

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”)

•	Section 3 (“Procedure for Tendering Shares”)

•	Section 4 (“Withdrawal Rights”)

•	Section 5 (“Purchase of Shares; Payment of Purchase Price”)

•	Section 6 (“Certain Conditions of the Offer”)

•	Section 7 (“Price Range of Shares; Dividends”)

•	Section 8 (“Source and Amount of Funds”)

•	Section 9 (“Information about Us and the Company”)

•	Section 10 (“Plans and Proposals”)

•	Section 11 (“Certain Legal Matters; Regulatory Approvals”)

•	Section 12 (“Certain Federal Income Tax Consequences”)

•	Section 13 (“Extensions of the Offer; Termination; Amendment”)

•	Section 14 (“Fees and Expenses”)

•	Section 15 “(Material Agreements”)

•	Section 16 (“Miscellaneous”)

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet” and “Introduction” is incorporated herein by reference. The information set forth in Section 9 (“Information about Us and the Company”) and Section 15 (“Material Agreements”) in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 9 (“Information about Us and the Company”) and Section 15 (“Material Agreements”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 7 (“Price Range of Shares; Dividends”) and Section 10 (“Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. The Offeror has no alternative financing arrangements or plans relating to the Offer other than those described herein.

(d) Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in Section 9 (“Information About Us and the Company”) and Section 15 (“Material Agreements”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 9 (“Information About Us and the Company”) and Section 15 (“Material Agreements”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth in “Section 9 (Information About Us and the Company—Information About Us—Financial Information”) and Annex B of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Certain Information Concerning Us”), Section 11 (“Certain Legal Matters; Regulatory Approvals”), Section 15 (“Material Contracts”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. The Lion Fund II, L.P. will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 14d-3(b). To the knowledge of The Lion Fund II, L.P., no material legal proceedings relating to the Offer are pending.

(c) Other material information. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page, which Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2015	The Lion Fund II, L.P.

By: Biglari Capital Corp., its General Partner

	By:	/s/ Sardar Biglari
Name: Sardar Biglari
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated June 4, 2015*

(a)(1)(ii)	Letter of Transmittal*

(a)(1)(iii)	Important Instructions and Information*

(a)(1)(iv)	Notice of Guaranteed Delivery*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Form of Summary Advertisement*

(a)(5)(i)	Press release announcing the commencement of the Offer, dated June 4, 2015*

(d)(1)	Stock Purchase Agreement, dated July 1, 2013, by and between Biglari Holdings Inc. and Sardar Biglari, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 2, 2013.

(d)(2)	Shared Services Agreement, dated July 1, 2013, by and between Biglari Holdings Inc. and Biglari Capital Corp., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on July 2, 2013.

(d)(3)	Amended and Restated Incentive Bonus Agreement, dated as of September 28, 2010, by and between the Company and Sardar Biglari, incorporated by reference to Annex A to the Company’s definitive Proxy Statement dated September 28, 2011.

(d)(4)	First Amendment, dated as of July 1, 2013, to the Amended and Restated Incentive Bonus Agreement, dated as of September 28, 2010, by and between Biglari Holdings Inc. and Sardar Biglari, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on July 2, 2013.

(d)(5)	Trademark License Agreement, dated as of January 11, 2013, by and between Biglari Holdings Inc. and Sardar Biglari, incorporated by reference to the Current Report on Form 8-K filed by the Company on January 11, 2013.

(d)(6)	Trademark Sublicense Agreement, entered as of May 14, 2013, by and among Biglari Holdings Inc., Steak n Shake, LLC and Steak n Shake Enterprises, Inc., incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended April 10, 2013 filed by the Company on May 17, 2013.

(d)(7)	Amended and Restated Partnership Agreement of The Lion Fund II, L.P., as amended on June 3, 2015, incorporated by reference to the Current Report on Form 8-K filed by the Company on June 4, 2015.

*	Filed as an exhibit to this Schedule TO.